A/B
3/3

08026340

TEDSTATES
EXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301Carlson Parkway, Suite 103
(No. and Street)

Minnetonka (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Bortnem 952-893-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carver Moquist & O'Connor, LLC
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane, Suite 100 (Address) Plymoth (City) MN (State) 55447 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree & Associates, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE BORTNEM
Notary Public
Minnesota
My Comm. Expires Jan 31, 2011

[signature]
Signature

CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY TREE & ASSOCIATES, LLC
(fka CHERRY TREE SECURITIES, LLC)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

CARVER MOQUIST & O'CONNOR, LLC

Certified Public Accountants and Consultants

Principals
Kevin E. Moquist, CPA, MBT
Kevin J. O'Connor, CPA, PFS
Thomas M. Gearty, CPA
Jan E. Bjork, JD, CPA
Timothy K. Thompson, CPA
Steven R. Kennedy, JD, CPA
Mark L. Pieper, CPA
Mark R. Leitner, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of Cherry Tree & Associates, LLC (a limited liability company and fka Cherry Tree Securities, LLC) as of December 31, 2007 and 2006, and the related statements of operations, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carver Moquist & O'Connor, LLC

Plymouth, Minnesota
February 11, 2008

1550 American Boulevard East, Suite 680
Bloomington, Minnesota 55425
TEL (952) 854-5700
FAX (952) 854-1163

www.cmocpa.com
Offices in Bloomington & Plymouth

3140 Harbor Lane, Suite 100
Plymouth, Minnesota 55447
TEL (763) 550-1100
FAX (763) 550-1644

LIABILITIES AND MEMBERS' EQUITY	2007	2006
Liabilities:		
Accounts payable	$ 139,189	$ 35,682
Subordinated note payable - related party	293,000	293,000
Deferred liability	68	-
Total liabilities	432,257	328,682
Members' equity:		
Common units (unlimited number of units authorized; 7,500 issued and outstanding)	7,500	7,500
Additional paid in capital	222,610	222,610
Retained earnings	235,038	46,760
Total members' equity	465,148	276,870
Total liabilities and members' equity	$ 897,405	$ 605,552

STATEMENTS OF OPERATIONS
Years Ended December 31, 2007 and 2006

	2007	2006
Revenue	$ 5,017,414	$ 5,904,105
Expenses:		
Independent contractors and consultants	3,091,813	3,608,429
Legal and other professional fees	21,664	23,809
Management fees	194,412	208,236
Regulatory fees, net of one-time rebate of $35,000 in 2007	(20,825)	8,039
Administrative expenses	540,866	504,901
Total expenses	3,827,930	4,353,414
Operating income	1,189,484	1,550,691
Other income (expense):		
Realized gain on sale of securities	-	28,537
Unrealized appreciation on securities	103,022	27,684
Interest expense	(11,720)	(11,720)
Interest income	7,492	8,209
Total other income (expense)	98,794	52,710
Net income	$ 1,288,278	$ 1,603,401

See notes to financial statements.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2007 and 2006

	Common Units		Additional Paid in Capital	Retained Earnings (Deficit)	Total
	Units	Amount			
Balances, December 31, 2005	7,500	$ 7,500	$ 222,610	$ (137,063)	$ 93,047
Capital distributions	-	-	-	(1,419,578)	(1,419,578)
Net income	-	-	-	1,603,401	1,603,401
Balances, December 31, 2006	7,500	7,500	222,610	46,760	276,870
Capital distributions	-	-	-	(1,100,000)	(1,100,000)
Net income	-	-	-	1,288,278	1,288,278
Balances, December 31, 2007	7,500	$ 7,500	$ 222,610	$ 235,038	$ 465,148

See notes to financial statements.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 1,288,278	$ 1,603,401
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Realized gain on sale of securities	-	(28,537)
Unrealized appreciation on securities	(103,022)	(27,684)
Changes in operating assets and liabilities:		
Accounts receivable	(47,383)	30,225
Prepaid expenses	4,164	29,371
Accounts payable and deferred liabilities	103,575	(44,245)
Net cash flows provided by operating activities	1,245,612	1,562,531
Cash flows from investing activities:		
Proceeds from sale of securities	-	28,587
Purchase of stock warrants	-	(50)
Loan receivable - related party	126,107	(126,107)
Net cash flows provided by (used in) investing activities	126,107	(97,570)
Cash flows from financing activities:		
Capital distributions to members	(1,100,000)	(1,401,000)
Net cash flows used in financing activities	(1,100,000)	(1,401,000)
Net increase in cash	271,719	63,961
Cash, beginning of year	89,932	25,971
Cash, end of year	$ 361,651	$ 89,932

<u>Supplemental Cash Flow Information</u>

	2007	2006
Interest paid	$ 11,720	$ 11,720
Non-cash transactions:		
Distribution of warrants to Cherry Tree Companies, LLC	$ -	$ 18,578

See notes to financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Years Ended December 31, 2007 and 2006

	2007	2006
Subordinated borrowings, beginning of year	$ 293,000	$ 293,000
Increases:		
Secured demand note collateral agreements	-	-
Decreases:		
Payments of subordinated notes	-	-
Subordinated borrowings, end of year	$ 293,000	$ 293,000

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 pursuant to the provisions of Chapter 322B of the Minnesota Statutes and was a wholly owned subsidiary of Cherry Tree Companies, LLC (CTC) until December 31, 2007 in which CTC distributed its ownership in the Company to its members. Effective December 18, 2007, the Company changed its name from Cherry Tree Securities, LLC to Cherry Tree & Associates, LLC. The Company is a licensed broker-dealer in securities and provides investment banking services, and consulting services related to general business, valuations, fairness opinions, and merger and acquisitions. The Company is a member in good standing of the Financial Regulatory Authority (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule"), based on the exemption provisions contained in Section K(2)(i) of the Rule.

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances are insured by the Federal Deposit Insurance Company up to $100,000. At December 31, 2007, the Company had uninsured cash balances totaling $248,775.

Major Customers

The Company is dependent on a small number of customers for its revenue. Three customers accounted for 50% of revenue in 2007. Three customers accounted for 74% of revenue in 2006.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents.

Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values or at the carrying amounts that approximate fair values because of the short maturity of the instruments.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives a success fee on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote.

Income Taxes

The Company is treated as a partnership for income tax purposes. Therefore, revenues and expenses pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

2 MEMBERS' EQUITY

The Company distributed to the member warrants that the Company owned, in a non-cash transaction in 2007 and 2006. The value of the investments was $0 and $18,578 in 2007 and 2006, respectively.

3 RELATED PARTY TRANSACTIONS

Balance Sheet

The Company has two secured demand notes receivable with CTC that resulted in a related subordinated note payable to CTC. The collateral on the notes receivable are securities held by the Company in a third party account. CTC retains full legal and beneficial ownership of the collateral. Among other provisions, if at any time the collateral value of the securities is less than the related subordinated obligation, the Company must give immediate written notice to CTC and FINRA. The carrying value of the secured demand notes receivable and related subordinated notes payable was $293,000 at December 31, 2007 and December 31, 2006. The $210,000 subordinated note payable expires on April 30, 2010. Interest accrues at an annual rate of 4% and was paid through December 31, 2007. The $83,000 subordinated note payable expires on April 27, 2009. Interest accrues at an annual rate of 4% and was paid through December 31, 2007. Total interest expense in 2007 and 2006 totaled $11,720.

The Company has made a short-term non-interest bearing loan to CTC totaling $126,107 at December 31, 2006. The Company received the full repayment on January 23, 2007.

Operations

The Company recorded expenses of $745,120 and $649,401 for utilizing office space, staff and office supplies of Cherry Tree Companies, LLC (CTC) in 2007 and 2006, respectively. The Company also paid Cherry Tree Investments, Inc. (CTI) and CTC $194,412 and $208,236 in management fees in 2007 and 2006, respectively. Accounts payable at December 31, 2007 included amounts due to CTI totaling $47 and amounts due to CTC totaling $38,694. During 2006, accounts payable included amounts due to CTI of $219. These companies are related to the Company by common ownership.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2007 and 2006

4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007 and 2006, the Company's net capital was $515,394 and $347,250, respectively, which was $510,394 and $342,250, respectively, in excess of the required net capital of $5,000. The Company's net ratio of aggregate indebtedness to net capital was 0.3 to 1 and 0.1 to 1 at December 31, 2007 and 2006, respectively.

SEC regulations state that withdrawal of any capital contribution within 12 months of making the contribution must be treated as a loan versus permanent capital for purposes of calculating the regulatory net capital of the firm pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. In order to stay compliant with such rule, upon obtaining approval from the NASD, the Company substituted a subordinated secured demand note for the cash capital contributed. The subordinated secured demand note dated April 1, 2004 in the amount of $210,000 is with CTC and is secured by public securities. This note was renewed in March 2007 to extend the maturity date to April 30, 2010. In April 2005, the Company entered into an additional subordinated secured demand note with CTC in the amount of $83,000 which is also secured by public securities. This note was amended in April 2007 to extend the maturity date to April 27, 2009.

SUPPLEMENTAL INFORMATION

CARVER MOQUIST & O'CONNOR, LLC
Certified Public Accountants and Consultants

Principals
Kevin E. Moquist, CPA, MBT
Kevin J. O'Connor, CPA, PFS
Thomas M. Gearty, CPA
Jan E. Bjork, JD, CPA
Timothy K. Thompson, CPA
Steven R. Kennedy, JD, CPA
Mark L. Pieper, CPA
Mark R. Leitner, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying financial statements of Cherry Tree & Associates, LLC (a limited liability company), as of December 31, 2007 and 2006, and for the years then ended and have issued our report thereon dated February 11, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules that follow are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carver Moquist & O'Connor, LLC

Plymouth, Minnesota
February 11, 2008

1550 American Boulevard East, Suite 680
Bloomington, Minnesota 55425
TEL (952) 854-5700
FAX (952) 854-1163

www.cmocpa.com
Offices in Bloomington & Plymouth

3140 Harbor Lane, Suite 100
Plymouth, Minnesota 55447
TEL (763) 550-1100
FAX (763) 550-1644

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2007	December 31, 2006
Computation of Net Capital:		
Total members' equity	$ 465,148	$ 276,870
Qualifying subordinated loans	293,000	293,000
Total capital	758,148	569,870
Deductions and/or charges:		
Non-allowable assets:		
Receivables	123,726	202,450
Prepaid expenses	6,720	10,884
Other assets	112,308	9,286
	242,754	222,620
Net capital before haircuts on securities positions	515,394	347,250
Haircuts on securities	-	-
Net capital	$ 515,394	$ 347,250
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition	432,257	328,682
Qualifying subordinated loans	(293,000)	(293,000)
Total aggregate indebtedness	$ 139,257	$ 35,682
Computation of basic net capital requirement:		
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital requirement	$ 510,394	$ 342,250
Ratio of aggregate indebtedness to net capital	.3 to 1	.1 to 1
Reconciliation with company's computation:		
Net capital as reported in company's part II, FOCUS, Form X-17a-5 (unaudited)	$ 515,394	$ 347,250
Net audit adjustment	-	-
Net capital per above	$ 515,394	$ 347,250

No customer securities transactions were transacted by the Company during 2007 and 2006. However, if such transactions had taken place, a special account for the exclusive benefit of customers would have been maintained. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on the provisions of Section K(2)(i) of the Rule.

See independent auditor's report on supplementary information.

CARVER MOQUIST & O'CONNOR, LLC

Certified Public Accountants and Consultants

Principals
Kevin E. Moquist, CPA, MBT
Kevin J. O'Connor, CPA, PFS
Thomas M. Gearty, CPA
Jan E. Bjork, JD, CPA
Timothy K. Thompson, CPA
Steven R. Kennedy, JD, CPA
Mark L. Pieper, CPA
Mark R. Leitner, CPA

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplementary schedules of Cherry Tree & Associates, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1550 American Boulevard East, Suite 680
Bloomington, Minnesota 55425
TEL (952) 854-5700
FAX (952) 854-1163

www.cmocpa.com
Offices in Bloomington & Plymouth

3140 Harbor Lane, Suite 100
Plymouth, Minnesota 55447
TEL (763) 550-1100
FAX (763) 550-1644

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carver Moquist & O'Connor, LLC

Plymouth, Minnesota
February 11, 2008

END